Exhibit 99.1

February 22, 2005

To the Shareholders:

The best indicator of our market for production monitoring and control products is the amount of multiple unit orders.  This type of order occurs when our customers are building a new plant or adding major processing capability, or if they are a machine builder and have orders for multiple machines.  Throughout last year we saw an increase in the number of these multiple unit orders in comparison to the past several years.  I think the national economy has reflected this increase in manufacturing plant automation and machinery building and integration.  Most of our customers have expressed positive sentiments regarding their business and sales.

The Controls division gained 7.6% in sales over 2003 for a total sales of $4,045,000.  We continue to focus on getting more face to face contact with our customers either directly or through our manufacturer representatives and distributors.  New products that were introduced throughout the year include the DiskGuard series of guards for our sensing wheels, several new sensors, new versions of the VS1 and VS2 vibration switches for hazardous locations, an AccuDial speed potentiometer with analog inputs, and the second generation of the Slide Gate monitors.  A patent was granted related to the EZ mounting bracket for sensors and switches.

The AutoData® Systems division increased sales by 25.7% over 2003 for total sales of $754,000.  The ExpertScan and Scannable Office software products continue to be a great solution for data collection and reporting.  Upgrades to the product line throughout the year added significant enhancements in the usability and report capability of the software.  A patent was granted in 2004 on the Scannable Office product related to the system and method of creating and processing data forms.

At the beginning of the year, we received three Good Practice commendations on our ISO9001:2000 Quality Management System and had no non-conformances.  Due to these good results, we have moved to an annual ISO audit.

A dividend of $0.04 per share was paid quarterly with a total of $513,000 being paid to our shareholders reflecting a strong balance sheet.  Electro-Sensors, Inc. has a great group of employees, representatives, and distributors that work hard and enthusiastically together to meet the needs of our customers.  I want to thank each of them for their dedication to producing great products, outstanding sales and technical support, and providing customer assistance that can be depended on at any time.  Thank-you to our shareholders for your support and confidence in our efforts!  Please join us for our annual meeting on April 20th, 2005 at the Sheraton Bloomington in Bloomington at 2:00 p.m.

Sincerely,

Brad Slye